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                                                                      EXHIBIT 11


                    COMPUTATION OF EARNINGS PER SHARE DATA


      Net Income (Loss) Per Common Share - Primary and fully diluted net income
      (loss) per common share is based on the weighted average number of shares outstanding after consideration of the dilutive effect of stock warrants (after giving effect for the reorganization). The weighted average number of common shares used in the calculation was 1,743,612, 1,165,329 and 1,140,000 for 1996, 1995 and 1994, respectively. Primary and fully diluted net income (loss) per common share did not include the effect of the restricted stock awards until the condition for their issuance was met, and the shares were released. Stock options are not included in 1996 or 1994 as their effect is anti-dilutive.